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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                    DPL INC.

         (Name of Subject Company (issuer) and Filing Person (offeror))

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                  233 293 109
                     (CUSIP Number of Class of Securities)

                            ------------------------

                             STEPHEN F. KOZIAR, JR.
                    GROUP VICE PRESIDENT AND GENERAL COUNSEL
                                    DPL INC.
                           COURTHOUSE PLAZA SOUTHWEST
                                DAYTON, OH 45402
                                 (937) 224-6000

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Filing Person)

                                FEBRUARY 7, 2000

Amount Previously Paid: $115,000                                                 Filing Party: N/A
Form or Registration No.: N/A                                                      Date Filed: N/A

/X/ Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule    /X/  issuer tender offer subject to Rule 13e-4.
14d-1.
/ /  going-private transaction subject to Rule   / /  amendment to Schedule 13D under Rule 13d-2.
13e-3.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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                              MANAGER COMMUNICATION

In our press release of February 2, 2000, we announced that Kohlberg Kravis Roberts & Co. (KKR) will make a $550 million investment in DPL Inc. and we will use part of the proceeds to repurchase DPL Inc. shares. Since all employees are shareholders, you will receive repurchase material in the mail. In any discussions with others, including employees, you should refrain from giving any advice and refer to the following statement that is contained on the first page of the offering circular:

"The Board of Directors of DPL has approved the offer. However, neither DPL nor DPL's Board of Directors makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should consider our reasons for making this offer, including our increased use of financial leverage and our increased business emphasis on providing unregulated energy services. See Section 2. Our Directors and Executive Officers have advised us that they will not tender any shares in the offer."

If you have any questions, please call me.

                                                          Steve Koziar
                                                          259-7214